Exhibit 10.1
SUMMARY OF CASH INCENTIVE COMPENSATION CRITERIA
     On March 29, 2005, the Compensation Committee of the Board of Directors approved total revenue and net income targets and calculation parameters for purposes of determining cash incentive compensation payments to be made to certain of its executive officers for the 2005 fiscal year. The previously determined target cash incentive amount payable to the registrant’s Chief Executive Officer is 52% of the officer’s base salary, and the target cash incentive amounts payable to the registrant’s other eligible senior executive officers range from 33% to 42.5% of the officer’s base salary. These amounts will be payable in full in the event the registrant achieves the revenue and net income targets set by the Compensation Committee. Performance above or below these targets (but above specified minimum performance levels) will result in greater or lesser incentive compensation ranging from 75% to 115% of the officer’s target cash incentive amount. The criteria approved by the Committee give equal weight to the registrant’s net income and revenue goals, provided that no cash incentive payment will be made under these criteria in the event the registrant’s net income for fiscal 2005 falls below a specified threshold amount. Notwithstanding the establishment of these criteria, the registrant’s Board of Directors retains the discretion to award other or additional incentive compensation to its senior officers based on the achievement of such financial or other objectives as it determines to be appropriate.